CREDICORP LTD.

INTERNAL STANDARDS OF CONDUCT WITH REGARD TO DISSEMINATING
MATERIAL EVENTS AND CONFIDENTIAL INFORMATION

SMV RESOLUTION N° 005-2014-SMV/01

TABLE OF CONTENTS

I.	DEFINITIONS	2

II.	SCOPE	4

III.	PRIVILEGED INFORMATION, RESTRICTED DOCUMENTS AND SAFEGUARDING CONFIDENTIALITY	5

IV.	PUBLIC STATEMENTS	9

V.	AUTHORIZED PERSONS	9

VI.	CLASSIFYING MATERIAL EVENTS	9

VII.	CONFIDENTIAL INFORMATION	11

VIII.	IDENTIFYING MATERIAL EVENTS AND TIMING ANNOUNCEMENTS	11

IX.	FUNCTIONS AND RESPONSIBILITIES OF THE STOCK EXCHANGE REPRESENTATIVE	12

X.	MONITORING COMPLIANCE	13

XI.	ADDITIONAL PROVISIONS	13

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I.	DEFINITIONS

“Board”	means the Board of Directors of Credicorp.

“BVL”	means the Lima Stock Exchange.

“Credicorp” or the “Company”	means Credicorp Ltd.

“Economic Group”	means the economic group, of which Credicorp is a member, which subjects Credicorp to the Rules for Indirect Ownership, Association and Economic Groups (Conasev Resolution 090-2005-EF-94.10).

“External Advisors”	means persons who are not employees of Credicorp but who provide financial, legal or consultancy services to the Company or any company in the Economic Group.

“Internal Standards of Conduct” or “Standards”	means to this document, which contains the Company’s Internal Standards of Conduct associated with disseminating Material Events and Restricted Information.

“LMV”	means the Securities Market Law, Legislative Decree No. 861, as amended.

“Material Event”	means any action, decision, agreement, fact or on-going negotiation or any information referring to the Company, its shares or businesses that is likely to significantly influence the decisions of a rational investor with regard to buying, selling or maintaining a security issued or offered by the Company, or which involves the Company’s liquidity or the share price.

“Members of Management”	means the Chairman of the Board of Directors, Directors, General Manager, Central Managers, Division Managers and Area Managers of Credicorp.

“Persons and associated businesses”	means persons subject to the Rules for Indirect Ownership, Association and Economic Groups (Conasev Resolution 090-2005-EF-94.10).

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“Privileged Information”	means any information that refers to an issuer, its businesses or any shares that the same has issued or guaranteed, which has not been publically disclosed and which, once made public, has the potential, given its nature, to influence the liquidity and price of the Company’s shares.

“Relevant Event”	means all facts or decisions that (i) based on their materiality, are likely to influence a rational investor with regard to the shares issued by the Company and (ii) are a Material Event. An indicative list of Relevant Events is included in Annex 1 hereto.

“Restricted Documents”	means all supporting material, whether audiovisual or digital, that contains or incorporates information that has previously been classified as confidential by the Economic Group or which, according to current norms, is otherwise considered classified.

“Restricted Information”	means information that relates to facts or an on-going negotiation that the Company believes may be damaging if prematurely disclosed.

“RPMV”	means the Public Registry of Securities Market.

“Rules”	means the Rules for Material Events and Restricted Information approved by Resolution SMV N° 005-2014-SMV/01.

“Securities”

means the transferable securities issued by the Company that are registered in the Public Registry of the Securities Market.

Notwithstanding the foregoing, the following are also considered Securities:

•  Transferable securities (i) that have been issued by the Company or the companies in the Economic Group, whether the securities represent capital or debt, or such securities have underlying assets involving capital or debt, and (ii) which are traded through a centralized trading mechanism.

•  Financial instruments or contracts of any kind that grant the right to acquire the aforementioned securities.

•  Financial instruments or contracts whose underlying assets involve securities issued by the Company or by one of the companies in the Economic Group.

•  Transferable securities issued by third parties that are not associated with the Company when said third parties, due to the nature of the services they provide to the Company or another company in the Economic Group, give specific employees access to information about the Company or the Economic Group.

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“SMV”	means the Superintendence of the Securities Market.

“Stock Exchange Representative”	means the individual who performs the functions and assumes the responsibilities listed in Section IX of these Standards, in accordance with the stipulations of article 20 of the Rules.

II.	SCOPE

The Company, as well as its representatives and other persons who are directly or indirectly associated with the activities of the Company, must comply with the Standards of Conduct outlined below and follow the procedures established herein.

The purpose of these Internal Standards of Conduct is to promote compliance with current best practices relative to Material Events and Restricted Information by establishing procedures and mechanisms to: i) safeguard the confidentiality of restricted or privileged information, and ii) announce any Material Events that will be communicated to the SMV.

The Internal Standards of Conduct have the following scope of application:

a)	Persons Subject (persons subject to these Standards)
•	Directors
•	Managers
•	Employees who, due to the nature of their duties, can be considered subject to these Internal Standards of Conduct
•	External Advisors and other persons who, due to the nature of the services that they provide to the Company or the Economic Group, have access to Privileged Information
•	Any other person that the Board and/or Members of Management decide, on a case-by-case basis, should be included in the scope of application of these Standards.

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b)	Companies Affected
•	Companies in the Economic Group

c)	Securities Covered
•	All Securities.

All of the persons referred to in paragraph (a) of Section II are required to comply with these Standards. Additionally, all External Advisors that the Company engages will be required to adhere to confidentiality agreements for specified periods.

The manager of a unit that has access to privileged information must take measures to prevent leaks to other units and ensure the privileged information is protected.

Any unit or department that has access to information that is strictly confidential may not permit any person outside of that unit or department to have access to the department or its records, files or information systems.

The above mentioned manager may make exceptions to the rule above providing the specific authorization or through the previously established, habitual venues for decision making. In this case, the person who seeks to access said information must indicate his or her reasons for making said request; specify the purpose that this information will serve; indicate the persons who will have access to the same; demonstrate willingness to adhere to a confidentiality agreement; and, if deemed necessary, have authorization from the Compliance Officer.

III.	PRIVILEGED INFORMATION, RESTRICTED DOCUMENTS AND SAFEGUARDING CONFIDENTIALITY

a)	Privileged Information

The persons subject to these Internal Standards of Conduct that possess or have access to Privileged Information will strictly comply with the stipulations set forth in the LMV and its Standards, Credicorp’s Guidelines for Conduct, and these Standards.

Said persons are prohibited from informing, directly or indirectly, any analysts, investors or members of the press about information related to a Relevant Event that has not been announced to the market.

The Chief Financial Officer will closely monitor any variations in the prices of Credicorp’s securities during any periods in which information about a material negotiation constitutes Restricted Information. If an atypical movement is seen in the prices of Credicorp’s securities, the General Manager and/or Chairman of the Board will be notified immediately; these individuals will determine if it is necessary to notify the SMV about the movement in prices.

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b)	Restricted Documents

Restricted documents must be considered sensitive and all individuals with access to such documents are obligated to maintain their confidentiality, consistent with these Standards.

The treatment of Restricted Documents will be subject to the following Standards:

(i)	Marked: All Restricted Documents must be clearly and precisely marked with the word “confidential.”

(ii)	Filing: Restricted Documents must be kept in restricted and secure locations, where is limited solely to authorized personnel.

(iii)	Reproduction: Any reproduction of or grant of access to a Restricted Document must be explicitly authorized by the individual who created the document or such person’s unit manager. Any person given access to or obtaining a copy of the same will be included on the list of persons with access to privileged information. When an External Advisor is involved, he or she will be required to sign a related confidentiality agreement.

The recipients of reproductions or copies of Restricted Documents are prohibited from making additional copies and must return the authorized copies once the purpose for which they were requested has been fulfilled.

(iv)	Distribution: General distribution and delivery of Restricted Documents, including any copies of such Restricted Documents, must take place, whenever possible, in person and be given only to persons that are included on the list of individuals who are authorized to access Privileged Information.

(v)	Destruction of Restricted Documents: Restricted Documents, including any copies of such Restricted Documents, must be destroyed through means that ensure such Restricted Documents cannot be read, reassembled or otherwise accessed.

(vi)	Liable parties: For purposes of this Section III, persons that are responsible for coordinating or overseeing work involving Privileged Information are liable for all Restricted Documents accessed or utilized by persons performing such work.

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c)	Safeguarding confidentiality

Persons that have knowledge of restricted or privileged information are subject to the provisions in these Internal Standards of Conduct and must adhere to the following guidelines:

(i)	Restricted or privileged information must be kept strictly confidential, even within the Company, and only those employees who, due to their functions or position, have the need to know said information may have access to the same; all individuals with access to said information are bound by confidentiality.

(ii)	All individuals that have access to information concerning a Material Event or other Restricted Information or Privileged Information, must safeguard the same by ensuring that the information is protected and contained in a facilities that prevent unauthorized access to said information, including any unauthorized access by employees that work in the Company’s facilities.

(iii)	When any unauthorized persons access information, all persons aware of unauthorized access should immediately notify the manager of their unit. All individuals with authorization to access restricted or privileged information will be informed, in advance, about the nature of the information that they will receive and they will be advised of any restrictions regarding disclosure, handling, requests for copies, reproductions, etc. These persons will receive a copy of the Internal Standards and must adhere to the Conduct Guidelines for Investments and Finance at Credicorp.

(iv)	If it is necessary to send correspondence regarding a transaction or project that contains restricted information, a code name must be used whenever possible. This code name will be chosen at the beginning of the transaction or project by the supervising manager and will be immediately communicated to the persons that have access to restricted information. Thereafter, the code name must be used in all project correspondence and the real name of the transaction or project may not be used.

(v)	Any transfer of information to a business unit within the Economic Group or third parties that do not work for entities in the Economic Group will occur only for business purposes and if and only if necessary to ensure that a transaction is conducted properly or as required for decision making purposes; care should be taken to ensure that the information is given only to those persons who need it for business purposes. The head of the business unit that handles the information in question will decide if it is necessary for recipients to sign a confidentiality agreement.

(vi)	If it is necessary to temporarily include an employee from another business unit (beyond the unit that has authorized access to the information) or another person required to ensure that the transaction is conducted properly, such person will be subject to the Internal Standards of Conduct. This person cannot transmit the information he or she obtains to other persons, except as authorized by the supervisor of the business unit that responsible for said information.

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(vii)	No aspect of any projects or transactions that contains information which is privileged or confidential may be discussed in public spaces or in any areas where the speaker might be overheard by persons who are not authorized to receive information about the project or operation.

(viii)	Meeting areas wherein any Material Events, Privileged Information, Restricted Information or Restricted Documents are discussed or distributed should be inspected to ensure that no confidential material has been left behind once the meeting is finished. Areas should also be inspected prior to beginning any meeting. Special care should be taken to avoid leaving diagrams on whiteboards or in similar spaces.

(ix)	Strict security measures should be taken when communicating through means that can be insecure such as cellular phones, fax or email. Specifically, no information should be sent to or from terminals that are not encrypted at the time the communication is sent or which can be accessed by unauthorized individuals.

(x)	To the extent possible, temporary personnel should not be given access to Restricted or Privileged Information; to the extent temporary personnel is given access, said persons must adhere to the specific Guidelines for Conduct relative to Investment and Finance at Credicorp.

(xi)	Persons must adopt and implement security measures to ensure that any media containing Privileged Information or Restricted Information (paper, files, shared resources in a network with indiscriminate access, compact discs (CDs) or media of any kind) cannot be accessed by individuals who are not authorized to view such information.

(xii)	Reasonable and proportional measures will be taken to ensure that information is not leaked to unauthorized units or departments within any organization (including third parties) subject to these Standards.

(xiii)	Security measures must be taken to restrict access to the physical spaces in which restricted information is kept; for this purpose, the individual in charge of each area that handles said information will take special measures to control access.

(xiv)	The supervisor of each third party, business unit, transaction or project relating to these Standards must distribute these Standards all persons under his or her supervision and establish controls to monitor and implement these Standards.

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IV.	PUBLIC STATEMENTS

Only the General Manager, Central Managers, Division Heads and Heads of Area can make public statements regarding the Company’s affairs. The statements made by Heads of Division and Areas must be limited to the scope of their functions and competences.

When making statements, Managers should not divulge information that pertains to a Material Event before the SMV is informed of the existence of the same.

All statements that will contain information about a Material Event must be previously coordinated with the General Manager and the Stock Exchange Representative so that said information can be communicated to the SMV in a timely manner.

No information that relates to a Material Event should be disclosed in:

a)	Non-public media, such as written communications, social networks and emails that are sent to persons not otherwise permitted to receive such information pursuant to these Standards
b)	Meetings with investors or shareholders
c)	Presentations to investment analysts or similar audiences

Any information concerning a Material Event that is provided to a media outlet must not vary from the information provided to the SMV. Such information must also be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K.

V.	AUTHORIZED PERSONS

Each of the Board, General Manager, Central Managers, Heads of Division and Heads of Area, in their respective capacities, is responsible for determining what information relates to a Material Event and will coordinate any disclosure of said information with the Stock Exchange Representative, who will send it to the SMV.

As soon as an event occurs, the persons listed in the preceding paragraph must determine whether the event should be classified as a Material Event and whether to subsequently proceed with notifying the SMV.

VI.	CLASSIFYING MATERIAL EVENTS

A Manager who becomes aware of an event or occurrence is responsible for evaluating the event and determining if it should be classified as a Material Event.

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The classification of an event or occurrence as a Material Event, as defined in these Standards and the Rules, must be made in accordance with the guidelines established in the Rules. If there is uncertainty about whether an event is a Material Event, the Manager should inform his or her immediate superior, who in conjunction with Credicorp’s General Secretariat or Legal Division, will decide whether or not the event or occurrence constitutes a Material Event.

To evaluate whether information might have a significant impact and determine whether such information relates to a Material Event, it is necessary to consider the relevant action, agreement, fact, on-going negotiation, decision or set of circumstances in terms of the Company’s overall activities, assets, results, financial situation or business or commercial situation. Its potential impact on the volume, price or marketability of the Company’s securities is also an important factor.

The annex to this document includes a list of examples of events, acts, agreements and decisions that can be classified as Material Events.

Managers are responsible for classifying Material Events and must instruct their personnel to immediately inform their superiors of all events or occurrences of importance that arise or of which they have become aware during the course of their work.

If a Material Event involves financial information, whether audited or unaudited, the Head of the General Accounting Division will participate in the disclosure process and inform the appropriate authorities of the financial information prior to transmitting such information to the Stock Exchange Representative, who is responsible for disseminating the information as a Material Event.

Key principles to consider when addressing any Material Events include:

a)	Confidentiality

The period during which a plan or decision that may result in a Material Event develops, the Company will keep all related information confidential to avoid confusion or false expectations in the markets.

b)	Transparency

The Company will ensure appropriate disclosure of information that it considers relevant to investors or the market in general and will correctly inform the public about relevant events, which must be communicated pursuant to the provisions of the Rules. The persons to whom these Standards apply are each obligated to actively participate in the disclosure process.

c)	Neutrality

Whenever possible, both the communication of a Material Event and any periodic public information should be presented objectively, without subjective commentary.

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d)	Cooperation

All of the persons subject to these Standards must fully cooperate with the authorities that supervise and govern the markets as well as with the Stock Exchange Representative.

VII.	RESTRICTED INFORMATION

When, due to circumstances that surround an event or occurrence that can be classified as a Material Event, it is determined that the same could be considered sensitive information, persons privy to the event or occurrence should coordinate with General Management to present this information to the Board, which will determine whether or not to classify it as Restricted.

If an event or on-going negotiation is considered restricted, all relevant information should be presented to the Board, as required by the Rules. The Board should be provided with the following:

a)	A detailed explanation of the event or on-going negotiation
b)	The rationale precipitating for determining that the Board should to consider whether the event or on-going negotiation is restricted.
c)	An estimate of the period of time that the same should be considered restricted.
d)	A complete list of the persons who have knowledge of the information that is subject to the Board’s consideration
e)	A statement indicating compliance with the requirement that the Company obtain a confidentiality agreement from each third party that is not employed by the Company but is aware of the information that is subject to the Board’s consideration

VIII.	IDENTIFYING MATERIAL EVENTS AND TIMING ANNOUNCEMENTS

The Company’s managers must inform General Management and the Stock Exchange Representative about information related to Material Events as soon as they become aware of the same.

The Company’s Stock Exchange Representative will inform the SMV of any Material Events, as defined in the Rules, after he or she has consulted with General Management or the Chairman of the Board in accordance with these Standards and best practices.

Each announcement of information pertaining to a Material Event, which must be communicated as such to the SMV, should be sent to the media as soon as the event occurs or the Company becomes aware of the Material Event. Under no circumstances should communication be delayed beyond the day on which the event occurred or the Company became aware of the event.

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If a Material Event occurs on a non-business day, the SMV should be informed on the following business day, before BVL begins the trading day.

In addition, the Stock Exchange Representative must ensure that any announcement related to a Material Event disclosed to the SMV pursuant to these Standards will simultaneously be disclosed on Form 6-K and filed with the SEC.

IX.	FUNCTIONS AND RESPONSIBILITIES OF THE STOCK EXCHANGE REPRESENTATIVE

The Stock Exchange Representative is the only person who is authorized to announce Material Events and Restricted Information covered by these Standards.

The Stock Exchange Representative, whether acting as a full or alternative representative, is appointed by the Board, which may designate one or more full representatives.

The Stock Exchange Representative has been appointed to announce Material Events and Restricted Information and communicate periodic or prospective information that must be announced according to the standards of the securities market. The Stock Exchange Representative must satisfy the requirements and conditions that are set forth in the Rules and abide by the Internal Standards of Conduct.

The functions of the Stock Exchange Representative are to:

1)	Communicate Material Events or Restricted Information to the SMV and ensure that it is filed with the SEC.
2)	Provide requested information to the SMV, BVL or other entity that administers a centralized trading mechanism and answer corresponding questions
3)	Verify that documentation containing information about Material Events or other Restricted Information complies with the form and content requirements established by the Rules.
4)	Confirm, refute or deny, after consulting with the General Manager or the Chairman of the Board on a case-by-case basis, any information that has been made public by third parties under circumstances which, due to their significance, may constitute a Relevant Event.

The Stock Exchange Representative is responsible for responding to questions or requirements of the SMV, BVL or other entity that administers a centralized trading system with regard to the dissemination of Material Events or Restricted Information.

The Alternate Stock Exchange Representative will replace the Stock Exchange Representative upon the Stock Exchange Representative’s death, resignation, removal, absence or incapacitation, unless and until another Full Stock Exchange Representative has been appointed by the Board to perform this function.

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In the absence of another Full Stock Exchange Representative or an Alternate Stock Exchange Representative will lead to the assumption, ipso jure, that they are impeded from acting. In the absence of the aforementioned individuals, the General Manager will temporarily assume the functions of the Stock Exchange Representative.

X.	MONITORING COMPLIANCE

The Compliance Officer is responsible for ensuring that the Rules and Internal Standards of Conduct are duly followed.

XI.	Additional Provisions

Events that are not explicitly covered by this document will be subject to the provisions of the Rules for Material Events and Restricted Information, which are set forth in SMV Resolution N° 005-2014-SMV/01.

All of the persons subject to the Internal Standards of Conduct should read and become familiar with the contents of this document, which will be available on the Company’s web page along with a copy of the Rules for Material Events and Restricted Information approved by Resolution SMV N° 005-2014-SMV/01.

APPROVAL OF THE INTERNAL STANDARDS OF CONDUCT

The Company’s Board approved the Internal Standards of Conduct on June 25, 2014. This document establishes the procedures and controls designed to ensure compliance with the Rules for Material Events and Restricted Information.

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ANNEX

Notice of Meetings and Agreements

1. Notice of shareholders’ meetings, creditors’ meetings or bondholders’ assemblies will be published along with the respective agenda and the documentation that is available to the shareholders, creditors and bondholders as applicable, along with any agreements adopted therein.

In the event that the notice of a called meeting is for the general shareholders’ meeting or for an equivalent body, the Issuer must attach a copy of the audited financial information and the annual report, which will be submitted for approval.

However, a foreign issuer that lists securities on the RPMV and on other regulated foreign exchanges can submit the information required by the preceding paragraph to the SMV as soon as it is available, if such information is not initially available at the time that the meeting is called, due to the rules of a foreign market.

In the case of meetings to discuss mergers, the information submitted must include the name of the company or companies that are involved in the merger. The information must also include a description of each company’s business activities, the merger project and, if applicable, details about existing economic ties as described in the Rules for Indirect Ownership, Association and Economic Group.

If meetings relate to spin-offs or other forms of business organization, the information submitted must include the name of each company, its activity, a copy of the spin-off or reorganization project, as well as details about existing economic ties between the issuer and the other companies as described in the previous paragraph.

If meetings pertain to other forms of business reorganization, a description of the project should be presented along with the related notice of the called meeting.

2. If adopting agreements that involve charter modifications, transformation, mergers, spin-offs or other forms of business reorganization, and/or holding a meeting that relates to the Issuer’s restructuring, liquidation and bankruptcy as part of a Material Event, in addition to copies of the agreements, it is necessary to provide:

2.1. In the case of merger agreements:

a.	Copy of the approved merger project.

b.	Date that the agreement goes into effect.

c. Financial statements and all other economic-financial information that provides support for adopting the merger agreement with the corresponding companies. In the event that one of the companies participating in the merger is not listed on the RPMV, it is also necessary to submit the corresponding audited financial statements and annual report for the last year unless there are justifiable reasons as to why this information should not be presented.

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d. Provide general and specific criteria, duly supported, that used to value the assets and classify the liabilities of each of the companies involved in the merger and a description of how the same will be evaluated. If applicable, indicate the relationship between capital stock accounts and investment shares prior to the merger.

e. A list and description of the special rights of the company or companies that will be terminated by the merger but which are not modified or subject to compensation or benefits for the holders of capital stock or, if applicable, investment shares as well as other specific privileges.

f. List of share exchanges, including supporting tables and information on the respective calculations.

g. A description of any present or future intentions to maintain or not maintain a share listing on an exchange or centralized trading mechanism or any intention to withdraw the same.

2.2. In cases involving a spin-off agreement, simple reorganization or other form of business reorganization:

a. Copy of the approved spin-off or reorganization project.

b. Date that the agreement will be effective.

c. The financial statements and all other economic-financial information that supports adoption of the agreement.

d. General or specific criteria, duly supported, that used to value the assets of the companies involved in the spin-off and reorganization process along with information on how the same will be calculated.

e. Information on the modality of the spin-off or reorganization must be provided, including the list and contents of any special rights that exist in the company that is to be spun-off, or which are terminated due to the spin-off and are neither modified nor subject to compensation, in addition to the rights that the shareholders of the spin-off company may have agreed to, along with other privileges or additional benefits, as well as the criteria that supports the same, its application and asset valuation.

f. Detailed and valued list of the components of an asset and/or liability as applicable that corresponds to each of the asset blocks that are generated by the spin-off or which correspond to the asset block that will be transferred.

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g. List of share exchanges, including tables with supporting figures and the methodology for making any related calculations.

h. A description of any present or future intentions to maintain or not maintain a share listing on an exchange or centralized trading mechanism or any intention to withdraw the same.

2.3. In cases involving increasing or reducing capital, grouping or splitting shares, amortizing or redeeming shares or modifications in the nominal value of shares:

a. In the case of a capital increase and/or an increase in investment shares for capitalization purposes, specify the amounts and concepts that originated the variation in capital stock and/or in the investment share account as well as the new total of said accounts. Additionally, specify the percentage of shares that have been released that corresponds to common shareholders and/or investment as well as the rights corresponding to said shares.

b. In the case of a capital increase and/or an increase in investment shares due to cash contributions from shareholders or due to a public stock offering, specify the amount of the increase that has been agreed to, the destination of the funds, the final amount in capital stock and/or in the investment shares account following the increase, the rights that these shares will have as well as the characteristics that identify the same. Additionally, indicate the characteristics and conditions of the subscription process, specifying the date of delivery of the certificates of preferential subscription (CSP), the effective periods and trading periods of the CSP according to current norms, price of subscription indicating the amount of premium if applicable, effective periods for share subscription and the characteristics that identify interim certificates.

c. In the event that capital is decreased or investment shares are reduced, provide information about the causes that originated the decrease and specify the number of shares that have been withdrawn from circulation or, if applicable, the amount that the nominal value of said shares has been decreased. Also indicate the dates and ways that the shares will be withdrawn.

d. In the event of variations in the capital stock account and/or in investment shares for other concepts, specify the amount of the increase and/or reduction agreed to as well as the new total figure posted for the capital stock and/or investment account.

e. In the event of a change in nominal value, grouping or splitting of shares, submit the details of the agreement that has been adopted and indicate the new number of shares, specifying both the new and previous nominal value, the date or exchange or counterstamp, when applicable.

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Information about merger, spin-off or reorganization processes and modifications of an Issuer’s statutes must be submitted to RPMV within fifteen (15) business days after their registry in the Public Registry and must include:

i. In the case of a merger, financial results along with the related public deed; information on the relationship between the capital accounts and the shares account and if applicable, information must be included on the status of the same after the merger and the date set for the share exchange among intervening companies.

ii. In the case of spin-offs or reorganization, the financial statements that were generated after the spin-off, simple reorganization or other form of business reorganization, indicating the date established for the share exchange among intervening companies.

iii. In the case of statutory modifications, all the corresponding public deeds.

3. In the case of a modification of the investment share account, the concepts or causes that originated the modification as well as the amounts.

Directors and General Management

4. Appointment and termination of and changes to the members of the board of directors and General Management and/or its equivalent bodies.

5. Approval or modification of compensation or incentive policies of directors and general management, including those involving the distribution of the Issuer’s shares or those of the companies in the economic group.

Control Unit and Related Matters

6. Transfers of shares that are representative of capital stock which are made by persons that directly or indirectly possess ten percent (10%) or more of the capital stock or those that, due to an acquisition or disposition come to possess or cease to possess said percentage.

7. Knowledge of plans that imply a change in the control unit or the acquisition of or significant increase in the number of shares held in an Issuer, including agreements between shareholders.

8. Changes in the Issuer’s control unit in accordance with the provisions in the Rules for Indirect Ownership, Association and Economic Groups on the SMC, including company agreements or agreements among an Issuer’s shareholders whether directly or indirectly.

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9. Transactions, loans, and the issuance of large guarantees between the issuer and companies in its economic group and/or members of its administrative or shareholder bodies.

Financial Situation and income

10. To approve and present financial information, the annual report and their respective modifications or amendments, the corresponding financial information and annual report, as applicable, must be attached.

11. Entering into and dissolving a contract with an auditing firm.

12. Relevant changes in the results or in net shareholders’ equity, indicating the reasons for said changes.

13. Approval or modification of the dividend policy, including the criteria for profit sharing so that the investor can, based on this information, estimate the dividends to be received and the payment date. All changes to this policy must be announced at least 30-days before they go into effect.

14. Information relative to profit sharing or allocation for a period must indicate the amount and corresponding period and, if applicable, the dividend and/or percentage of released shares that correspond to common and/or investment shares, the number of shares paid out, as well as the date of registration and date of delivery of any security or payment.

Investment plans and structure of financing

15. Approval and changes to the plans and investment and financing transactions as well as modifications to the terms and conditions of the same.

16. Acquisition, transfer or restructuring of assets and/or liabilities for significant amounts as well as relevant liens on assets and the capitalization of accounts receivable; moves to reduce net shareholders’ equity by an amount equal or superior to 10%.

17. Issuance, cancelation, or opposition to trademarks, patents, licenses, exploitation permits or other rights that are directly linked to the Issuer’s business.

18. Significant acquisition and divestiture of financial assets such as shares in other companies, and entering into derivative contracts that have the capacity to have a significant impact on the Issuer and its securities.

19. Delaying or failure to comply with payment obligations, including those derived from the issuance of debt securities, whether involving principal or interest, as well as any modification in the structure of the payment of rights or benefits and the consequences derived from said situations.

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20. Revocation or cancelation of credit lines or execution of guarantees.

Share offering

21. Information about securities issues stemming from public or private offerings inside or outside the country, including shares in American Deposit Receipt programs including details of the announcement of an offering and/or the conditions of the issuance and/or sale as well as the result of the placement with specifics about the number and total amount of securities that are placed or sold.

22. Risk rating report on the Issuer’s securities as well as changes, updating or objections to said report; attach the respective risk report.

23. Appointment, termination and change in the bondholders’ representative.

24. Valuation reports produced by specialized companies, auditing firms, banks, investment banks or persons with specific knowledge or in the framework of public offerings or securities or of due diligence.

25. Deterioration of the guarantees that back the payment of rights conferred to holders of the Issuer’s securities.

26. The registration, suspension or exclusion of the Issuer’s securities in the registry of the supervisory entity of the Stock Exchange on which the securities are listed.

27. Approval of plans or operations and execution of repurchase, redemption, recovery, amortization, conversion or others that reduce the number of securities in circulation as well as their exclusion from the RPMV.

Economic Activity

28. Large contracts with the State, clients or suppliers and the renegotiation of the same.

29. Initiation of the process for due diligence or similar processes requested by a shareholder or third parties or by third parties or as initiated by the Issuer.

30. Discovery of new resources or development, acquisition or application of new technologies that have a significant impact on the Issuers activities.

31. Strikes, business interruption or unforeseen termination of productive activities that can have a significant impact on economic activity.

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32. Sanctions imposed on the Issuer by regulatory or supervisory authorities.

33. Initiation and results of judicial or arbitration procedures that may involve the events covered in this list or other equivalent facts that have been deemed important by the Issuer and which may affect the Issuer’s assets, business and activities.

34. Insolvency, intervention or bankruptcy of an issuer or of its major debtors.

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